                                                                   Exhibit 12-A

                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES
                        CALCULATION OF RATIO OF EARNINGS
                                TO FIXED CHARGES
                          (dollar amounts in millions)

                                    Nine Months                               For the Years Ended December 31
                             --------------------------     ------------------------------------------------------------------------
                                1998            1997           1997            1996           1995            1994           1993
                             ----------     -----------     ----------     -----------     ----------     -----------    -----------
Fixed Charges
 Interest expense            $  4,963.5     $   4,676.6     $   6,268.2    $   6,235.7     $  5,987.8     $  4,226.3     $   3,699.9
 Rents                             18.3            17.3            26.2           22.2           19.5           16.9            13.0
                            -----------     -----------     -----------    -----------     ----------     ----------     -----------
  Total fixed charges           4,981.8         4,693.9         6,294.4        6,257.9        6,007.3        4,243.2         3,712.9
Earnings
Income before income
  taxes                         1,460.9         1,381.4         1,806.0        2,240.2        2,327.8        2,335.5         2,147.5
Less equity in net income
  of affiliated companies           1.6             0.7             1.0           55.3          255.4          232.5           198.0
Less minority interest
  in net income of
  subsidiaries                     35.9            40.2            48.4           68.0            65.5          59.3            44.6
                            -----------     -----------     -----------    -----------     -----------    ----------     -----------
Earnings before fixed
  charges                   $   6,405.2     $   6,034.4     $   8,051.0    $   8,374.8     $   8,014.2    $  6,286.9     $   5,617.8
                            ===========     ===========     ===========    ===========     ===========    ==========     ===========
Ratio of earnings to
  fixed charges
                                    1.3             1.3             1.3            1.3             1.3            1.5            1.5
                            ===========     ===========     ===========    ===========     ===========    ===========    ===========

For purposes of the Ford Credit ratio, earnings consist of income before taxes and fixed charges. Income before income taxes of Ford Credit includes the equity in net income of all unconsolidated affiliates and minority interest in net income of subsidiaries. Fixed charges consist of interest on borrowed funds, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).